9/10.

04045612

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Points International Ltd

*CURRENT ADDRESS 800 - 179 John Street
Toronto, Ontario
M5T 1X4

PROCESSED
OCT 20 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34823 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 10/13/04

82-34823
AR/S
12-31-02



Points International Ltd.
2002 Annual Report

points.com™

Points operates the leading loyalty program currency exchange, located at www.points.com. Now, consumers can exchange their loyalty points and miles *to earn the rewards they want* — faster than ever before. Points also offers a suite of custom technology solutions for its loyalty program partners.



More about Points International Ltd. and Points Solutions

Points offers innovative solutions to enhance the loyalty experience. Through a portfolio of Points Solutions, Points is forging rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

Our cornerstone Points Solution is pointsxchange™ - the world's first and only loyalty program currency exchange that allows consumers to exchange points from one participating loyalty program to another and thereby achieve awards faster than ever before.

The growing portfolio of Points Solutions also includes the innovative pointspurchase™ and pointsgift solutions, which power the online sale and gift of miles and points to members of leading loyalty programs including American Airlines, InterContinental Hotels (formerly Six Continents Hotels), Air Canada, Lufthansa, America West Airlines, Alaska Airlines, Cathay Pacific Airways and US Airways.

In addition to pointsxchange, pointspurchase and pointsgift, the portfolio of Points Solutions also includes:

- pointscorporate™, powering the sale of points to corporate partners (for consumer and employee incentives, donations and employee recognition);
- pointstransfer™, powering the transfer of points between member accounts within a loyalty program;
- *pointsintegrate, custom technology solutions that facilitate integration between loyalty programs and their partners; and*
- other custom solutions, such as those that power and the sale of elite status to loyalty program members.

Points Solutions, built on leading edge technology developed and managed in-house, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points is currently developing a number of solutions for eBay Inc.

Points shares trade on the TSX Venture Exchange under the stock symbol PTS.

For more information, please visit www.points.com.

TABLE OF CONTENTS



MESSAGE FROM CHAIRMAN AND CEO

2002 was an important and rewarding year for Points. We continue to deliver on our vision for this dynamic business, and are proud to make great strides forward to date during 2003.

The loyalty industry offers significant opportunities for growth. It is estimated that roughly $US10 billion-worth of frequent flyer miles alone were sold to various partnersworld-wide, and that the total global stock of frequent flyer miles may now be worth almost $500 billion. The Economist Newspaper has recently suggested that "frequent flyer miles could be said to be the world's second-largest currency after the US dollar". When you consider the hundreds of guest, retail, and other loyalty programs, the potential for Points Solutions, particularly pointsxchange, is impressive.

Our exciting new relationships with major e-commerce players USA Interactive (Nasdaq: USAI) and eBay Inc. (Nasdaq: EBAY) are a testament to our success. We continue to expand our relationships with some of the world's leading loyalty players, including programs from American Airlines, InterContinental Hotels (formerly Six Continents Hotels), Deutsche Lufthansa AG and Alaska Airlines.

The Points team made significant progress on a number of strategic and business development initiatives during 2002, culminating in recent news, including an:

- agreement with key strategic investor USA Interactive, raising $15.1 million on April 11, 2003;
- agreement to develop a number of solutions for eBay Inc.;
- April 2003 launch of our first relationship with a major European player, Lufthansa; and
- Early 2003 launch of a suite of Points Solutions for a major international hospitality partner, InterContinental Hotels.

We look forward to continued growth during 2003 as we strengthen our pointsxchange and build relationships with existing and new partners. With the support of our new strategic investor, USA Interactive, we are accelerating our pace of business development.

Further highlights include:

- The development of an expanded suite of Points Solutions enhancing our original pointsxchange solution. Points Solutions now include pointspurchase, pointsgift, pointstransfer, pointscorporate, pointsintegrate and other custom solutions. Points looks forward to further opportunities to offer cost savings and revenue enhancement to its many current and potential partners across the international loyalty industry.
- The 2002 launch of pointscorporate solutions for US Airways and America West and the April 2003 launch of this solution for Alaska Airlines.
- Expansion of pointsxchange in recent months and weeks to include partner programs from Cathay Pacific, InterContinental Hotels, JCPenney and Spiegel. Management continues to be focused on adding partners to enhance the exchange options available to consumers.
- Points expansion into international markets gained key momentum with the launch of a pointspurchase solution for Lufthansa. (Lufthansa s Miles & More program is the largest frequent flyer program in Europe, with over 7.2 million members.)

Key business development metrics:

- pointsxchange has attracted over 35 participants, representing over 125 million loyalty program accounts. We re also dedicated to enhancing the exchange mix, and look forward to adding more partners in the hotel, retail, car-rental and financial services categories.
- Points has launched 22 custom solutions, with an additional six under contract. Management continues to pursue relationships with additional loyalty players and looks forward to adding more contracts for Points Solutions in the near future.
- Points has now powered the online exchange, transfer and sale of well over a billion points and miles. Points noted average quarter-over-quarter growth rates during 2002 of more than 50% for both the number of points and miles transacted through custom solutions and through pointsxchange.
- The number of PointsPlus accounts grew at an average quarter-over-quarter rate of 156% during 2002, and the company looks forward to further membership growth resulting from an enhanced marketing program and a growing exchange mix.

Our Board of Directors extends a warm welcome to Christopher E. M. Payne (who has joined our Board representing CIBC Capital Partners, where he is a Managing Director), and thanks to outgoing board member John Orr, who served a two-year term ending in February 2003. The Board also looks forward to welcoming two new members representing USA Interactive, including Anne M. Busquet, President of USA Interactive's Travel Services Group.

Once again, the Points team has delivered impressive results in a dynamic and demanding environment. To everyone on the team, we extend our thanks.

With solid achievements in 2002, Points is set to reach greater heights. Our new strategic alliances position us to build revenues and make important strides toward profitability. We re expanding and diversifying our partner base, and enhancing our portfolio of Points Solutions. New pointsxchange partners continue to contribute to a more powerful and robust exchange. We expect 2003 to continue to be an exciting year.

Douglas Carty
Chairman
April 24,2003

Robert MacLean
Chief Executive Officer



CORPORATE HIGHLIGHTS

HIGHLIGHTS

February 2002
- Raised $3 million in private placement financing to accelerate growth of Points

April 2002
- Expanding portfolio of Points Solutions includes pointscorporate, pointstransfer and pointsintegrate
- Orbitz and Points team to enhance pointsxchange
- Partnership with Frequent Flyer Services offers innovative new points management service
- Milestone strategic alliance with Sabre takes Points Solutions worldwide
- Six Continents Hotels (now called InterContinental Hotels) and Points announce portfolio agreement involving four Points Solutions; the world's largest hotel loyalty program becomes the first hospitality partner for pointsxchange
- US Airways and Points announce a portfolio agreement involving pointscorporate and pointspurchase solutions

May 2002
- GiftCertificates.ca joins pointsxchange

June 2002
- Sprint joins pointsxchange; adds exciting new retail exchange option
- Points powers international sale of American Airlines AAdvantage miles
- Points announces Cathay Pacific's Asia Miles to become the first Asian based loyalty program to participate in pointsxchange; Points to also develop Asia Miles pointspurchase solution
- pointspurchase solution contracted to power the online sale of Alaska Airlines Mileage Plan miles

July 2002
- Iain Webster joins in charge of in Europe, Africa and the Middle East; Points builds international presence

August 2002
- FujiFilm joins pointsxchange
- ValuePoints joins pointsxchange; another new retail redemption option for points and miles
- Points celebrates launch of online sale of Alaska Airlines Mileage Plan miles (through pointspurchase solution)

September 2002
- American Airlines' industry-leading new shareAAmiles program powered by Points; allowing American Airlines AAdvantage miles to be shared between member accounts (AAdvantage program now using a portfolio of five Points Solutions)

October 2002
- Points celebrates launch of first pointscorporate solution; powering the sale of US Airways Dividend Miles to corporate customers
- Asia Miles welcomed to pointsxchange; Points celebrates launch of Cathay Pacific pointspurchase solution

November 2002
- Gift Certificate Center joins pointsxchange; adds key new retail exchange option

December 2002
- Fairmont Hotels & Resorts join pointsxchange; adds another hotel redemption option for points and miles
- pointscorporate solution launched for America West
- Sabre's new Traverse™ loyalty management system enhanced with suite of Points Solutions

February 2003
- eBay Inc. enters into agreement with Points. Points celebrates exciting new relationship, with work underway to develop a number of solutions for eBay

March 2003
- Points celebrates over a billion points and miles transacted
- Agreement with USA Interactive delivers strategic investment, USA Interactive would be able to acquire majority of Points within three years
- Suite of Points Solutions launched for InterContinental Hotels; Points powers online sale of Priority Club® Rewards member benefits, other enhancements

April 2003
- pointspurchase solution launched for Lufthansa; Points welcomes relationship with first European player
- Points and USA Interactive close $15.1 million strategic investment; USA acquires 19.9% stake in Points. USA now able to acquire 55% within three years (with a further investment in Points of $74.9 million to $93.6 million)

Management Team



Rob MacLean, Chief Executive Officer: Mr. MacLean has served as Chief Executive Officer of Points since February 2000, and is a member of the Corporation's board of directors. A founder of the organization, Rob champions the vision for this revolutionary business, and directs an exceptional team of senior managers delivering impressive results.

Previously, Rob held a variety of positions with major airlines in Canada over a 12-year period, most recently as Vice President, Sales of Canadian Airlines, with responsibility for the Canadian Plus loyalty program.



Christopher Barnard, President: Christopher Barnard serves as President of Points, and has been an officer of the Corporation since co-founding its predecessor, Exclamation, in 1998. In this role, Christopher leads financing and investment initiatives for the company, and plays a key role in guiding business strategy, marketing and investor relations.

Previously, Christopher was an associate at HDL Capital Corporation, a Toronto merchant bank. He holds an MBA from the Richard Ivey School of Business.



Stephen Yuzpe, Chief Financial Officer and Corporate Secretary: Stephen Yuzpe joined the Corporation's predecessor, Exclamation, in February 1999. As CFO, Stephen is responsible for managing the company's financial well being and guiding the growth of the business. He plays a critical leadership role overseeing accounting, legal, regulatory affairs and operations for the organization, and in this capacity manages relationships with a number of outside professional firms, including auditors and external legal counsel.

Before joining the company in early 1999, Stephen was Vice-President of Cougar Global Investments, a Toronto private client money manager. Mr. Yuzpe holds an MBA from the Richard Ivey School of Business and is a CFA charter holder.



Darlene Higbee Clarkin, Chief Technology Officer and Vice President, Information Technology: Ms Higbee Clarkin leads the ongoing development of Points web application and partner integration and is responsible for Points' technology planning. Darlene directs a highly skilled group of ITprofessionals to integrate new partnerships, support the Points Solutions web applications and to research and implement future development.

Darlene brings over 14 years of loyalty program and information technology experience to Points. Previously, Darlene was responsible for all development and new technologies needed to support and enhance the Canadian Plus program for Canadian Airlines. She led and managed a team of programmers and analysts in implementing over 250 Canadian Plus partnerships.



Bill Thompson, Senior Vice President, Partners: Bill Thompson joined Points in August 2000. Based in Dallas, Texas, he leads the business development team and is responsible for developing and managing loyalty program relationships for all Points partners.

Bill brings the depth of more than 30 years industry experience. Formerly Director/General Sales Manager for Canadian Airlines in the US, and previously American Airlines' Managing Director of the Central Division, Bill has held key assignments in eight US cities in a variety of marketing and operational roles with both airlines. In a 28-year career at American Airlines, Bill held a variety of increasingly responsible sales management positions, and ultimately was Managing Director of American Airlines' Central Sales Division, leading 160 sales employees based in 42 markets across North America, with an annual revenue responsibility of $2.3 billion.



Morley Ivers, Vice President, Business Strategy: In the role of Vice President, Business Strategy, Mr. Ivers is responsible for developing strategies and implementing solutions for many areas of the organization. An experienced start-up engineer, Morley specializing in management and operations within rapid growth business environments.

Since joining the team in April 2001, Morley has successfully identified, developed and executed Points' strategic distribution partnerships and international sales-representation alliances. Morley has represented Points for milestone opportunities including those with Sabre Airline Solutions, Orbitz and eBay. Morley graduated on the Dean's Honor List from The Richard Ivey School of Business.



Steve Ogden, Vice President, Product Development: As Vice President of Product Development for Points, Steve Ogden is responsible for design and implementation of the company's suite of custom technology products. A professional asset to Points, Steve contributes more than 12 years of product development, marketing, communications and loyalty program experience in the dynamic and highly competitive airline industry.

Steve began his marketing career with Wardair Canada, and after the merger with Canadian Airlines, filled several different marketing roles at Canadian Airlines, as well as with Northwest Airlines based in Minneapolis, Minnesota.



Jerry Philip, Vice President, Business Development: Jerry Philip joined Points in March 2000, and holds the position of Vice President, Business Development. A 15-year veteran of the airline industry, Mr. Philip supports business development for Points and plays a key role in acquiring and managing partner relationships.

Before joining Points, Jerry spent more than 10 years with Canadian Airlines, most recently in the position of Manager, Incentive Programs. In this position, he was responsible for the launch, marketing and sales of Canadian Plus Incentives, a multi-million dollar component of the Canadian Plus Frequent Flyer Program.



Christine Vandaele, Vice President, Consumer Marketing: Ms Vandaele joined Points in September 2000, and has recently assumed responsibility for consumer marketing, including the Points.com website. Previously, Christine played a key role supporting the company's development through financial planning and modeling, supplier evaluation and analytical support for business decisions.

Christine brings over seven years experience managing large operations in the loyalty program industry. Previously, she was divisional controller of Sales North America with Canadian Airlines, focused on financial planning, supplier evaluation and capital project approvals.



Iain Webster, Vice President, Europe, the Middle East & Africa (U.K. subsidiary): Iain Webster joined Points during June 2002, supporting the expansion of Points Solutions across key overseas markets. Based in London, England, Iain works closely with Points distribution partner Sabre to accelerate business development in these markets.

Iain is a highly experienced loyalty-marketing manager with a 25-year background in the global travel industry and new technologies. Most recently, Iain held the position of Senior Marketing Manager with British Airways plc in London for 14 years. During this tenure, Iain was responsible for the development and launch of Europe's first airline frequent flyer program: 'Air Miles' rewards for the British Airways Executive Club.



MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition and results of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2002.

This Management Discussion and Analysis (MD&A) contains forward-looking statements about matters that involve risks and uncertainties, such as statements of the Corporation s plans, objectives, expectations and intentions, as well as financial trends. As a consequence, actual results might differ from results or forecasts suggested in these forward looking statements. The discussion also includes cautionary statements about these matters. Readers should consider the cautionary statements as being applicable to all forward-looking statements wherever they appear in this document. Factors that could cause or contribute to such differences include those discussed in "Risks and Uncertainties" as well as those discussed elsewhere herein.

Responsibility of Management

The preparation of the financial statements, including the accompanying notes, is the responsibility of management. Management has the responsibility for selecting the accounting policies used in preparing the financial statements. In addition, management's judgement is required in preparing estimates contained in the financial statements.

Management acknowledges their responsibility in their letter of representation to the Corporation's Auditors, and this responsibility is referred to in the audit opinion.

1. General

Financial Results and Highlights

The financial statements and discussion presented within this MD&A are the audited consolidated financial statements of the Corporation for the year ended December 31, 2002.

Financial results from minority holdings are not consolidated into the Corporation's consolidated financial statements, as the Corporation does not exercise control in these entities.

2002 Discussion — Summary

Overview

Points experienced substantial growth in revenues during 2002. Though public markets continued to be turbulent with negative pressures, particularly in the technology sector, the Corporation continued to make progress on key objectives: attracting new partners and expanding its portfolio of Points Solutions. The Corporation posted solid revenue growth through each quarter of the year, and achieved this while maintaining a stable cost base. Early in 2002, the Corporation was also able to raise additional capital through a private placement financing.

On April 11, 2003, Points announced that it closed a strategic investment transaction (the "USA Transaction") with USA Interactive (Nasdaq: USAI) ("USA"), pursuant to which USA (through an affiliate of USA created for the purpose of investing in the Corporation) made a Cdn$15.1 million investment in Points (for a 19.9% equity stake on an adjusted fully diluted basis), and obtained the right to acquire up to 55% of the common shares of Points (on an adjusted fully diluted basis) over the next three years. If USA fully exercises their right to acquire an additional 35.1% equity stake, they would make a further investment of approximately Cdn$74.9 million to Cdn$93.6 million, depending of the year of exercise. See "Subsequent Events — Investment by USA Interactive", below.

Key Performance Drivers

A key performance driver for the Corporation is the ability to continue building relationships with additional loyalty program partners. Attracting new participants to pointsxchange and expanding the number of other Points Solutions used by current and potential partners are key in supporting revenue growth for Points. Agreements with leading industry programs (i.e., American Airlines' AAdvantage, Deutsche Lufthansa AG's Miles & More, InterContinental Hotels' Priority Club® Rewards) are particularly important. Management of the Corporation believes that, to remain competitive, other loyalty players will strive to offer their program members the benefits offered through participation in pointsxchange and through other Points Solutions.

Segmented Information

In fiscal 2002, the Corporation's business was carried on in the industry of loyalty program asset management.

In fiscal 2001, as part of a restructuring plan (the "Restructuring Plan") (for further information, refer to the Corporation's 2001 and 2002 Annual Information Forms) the Corporation discontinued all of its operations except those of Points. The consolidated balance sheet and consolidated statement of operations for 2002 and 2001 present the financial position and results of operations for the Points business. All other activities are presented as discontinued operations.

Income Statement Discussion

a) Decrease in Net Loss and Increase in Revenue

Changes in EBITDA

For the year ending December 31, 2002, the Corporation's earnings before interest, taxes, depreciation and amortization ("EBITDA") were negative $4,572,777, compared with negative $5,162,512 for 2001. The decrease in the loss was related to the growth of revenues, partially offset by a smaller increase in the management of general and administration expenses, each as discussed below.

Decrease in Net Loss

The Corporation reported a net loss of $7,807,378 for 2002, compared with a net loss of $11,199,492 for 2001. In addition to the growth in revenue, the wind-down and divestment of certain Partner Companies in 2001 (in accordance with the Restructuring Plan) contributed to the decreased net loss for 2002. Points reported losses from discontinued operations of $3,833,859 for 2001 and $115,730 for 2002. The Corporation does not expect further losses from these discontinued operations.

Included in the 2002 net loss amount are non-cash expenses ($3,068,800) and discontinued operations and restructuring charges ($115,730), totalling $3,184,530 and accounting for approximately 40% of the net loss. Non-cash expenses contributing to the 2002 net loss included $2,408,800 of amortization and $660,000 of accrued interest on its outstanding Debenture (see "Balance Sheet Discussion — Convertible Debt" below) held by CIBC Capital Partners. CIBC Capital Partners has agreed to waive the repayment of interest on the Debenture in connection with repayment of the principal of the Debenture following a change in control of the Corporation resulting from the exercise of the Warrants issued in the USA Transaction (the exercise of such warrants would result in USA acquiring a majority interest in the Corporation) (see "Subsequent Events — Investment by USA Interactive" below). In connection with the USA Transaction, CIBC Capital Partners has also agreed to suspend the Debenture's conversion right under the Debenture for the duration of the term of the Warrants issued in the USA Transaction. If the conversion right is restored and the Debenture is converted, or the Debenture is automatically converted in certain circumstances, the accrued interest on any principal amount so converted ceases to be payable.

Increase in Revenue

The Corporation reported revenue of $2,368,292 for 2002, compared to revenue of $1,005,971 for 2001.

Almost all 2002 revenues were attributed to the provision of Points Solutions ($2,308,846). The growth in revenues was earned through contracts involving various Points Solutions. Management expects revenues to continue to grow in relation to the growth of customer contracts, strategic alliances and pointsxchange partners. In addition, the Corporation earned interest income of $59,446 for 2002, compared with $207,744 in 2001. Lower interest income for 2002 is related to a general reduction in interest rates.

Points has cash reserves, some of which are invested in short-term, liquid money market funds generating a return of approximately 1 - 2 % annually, or cashable GICs earning similar or slightly higher returns. As Points' business continues to grow, and as a result of the USA Transaction, it is expected that cash reserves and related interest income will also increase, although it is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings.

In contrast, during 2001, revenue came from four primary sources (for more information, refer to the Corporation's 2001 Annual Information Form), including:

- revenues from Points' services during 2001 totalling $686,194. (As discussed above, this revenue has increased and is expected to continue to grow.);
- an accounting gain of $89,035 on dilution of investment in subsidiary Points.com Inc. (Due to the completion of the Restructuring Plan, the Corporation does not anticipate continuing activity of this kind.);
- interest from cash reserves totalling $207,744;
- fees received by the Corporation from its Partner Companies for business consulting services, technology services and payment for infrastructure and support, totalling $22,998. (Due to the completion of the Restructuring Plan, the Corporation does not anticipate continuing activity of this kind.)

Certain Revenue Recognition Policies

Revenue from pointsxchange services are recognized as follows:

- Revenues from transaction processing are recognized as the services are provided under the terms of related contracts.
- Membership dues received in advance for services are recognized over the term of service.

Revenues from custom services contracts for the sale of loyalty program points (i.e., for pointspurchase solutions) are recorded net of costs. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits and deferred revenue on the consolidated balance sheet until remitted.

Non-refundable partner sign-up fees with no fixed term and for which the Corporation is under no further obligations are recognized when the revenue is received.

Custom web site design revenues are recorded on a "percentage-of-completion" basis.

Increase in Expenses

General and administration expenses grew from $6,168,483 in 2001 to $6,941,069 in 2002. This increase reflects the cost of expanding operations, including the launch of a number of new custom technology solutions. These expenses are expected to grow as operations and revenues expand, although the Corporation expects that general and administration expenses will continue to be managed prudently and will not grow as quickly as revenues.

Increase in Amortization Expenses

The Corporation recorded amortization expenses of $2,408,800 in 2002, compared to $1,836,814 for 2001. The increase was attributed to the acquisition of technology related to the purchase of the minority interest in Points.com Inc. (in accordance with the Restructuring Plan) and the acquisition of capital assets, specifically technology costs. The following table outlines Points' amortization schedule through 2005, based on assets owned at December 31, 2002:

	2003	2004	2005	Total
Deferred charges	$ 328,763	$ 82,191	—	$ 410,954
Intangible assets	756,201	756,201	$ 179,051	1,691,453
Capital assets	1,484,783	79,416	—	1,764,199
	$ 2,569,747	$ 1,117,808	$ 179,051	$ 3,866,606

Discontinued Operations

The Corporation had the following discontinued operations in 2002:

(a) during 2002, in accordance with the Restructuring Plan, the Corporation sold its 100% stake in ThinOffice Inc. (ThinOffice) for $2. *The Corporation received an option to acquire 15% of the new parent company of* ThinOffice. Section 3.2 of the Corporation s 2002 Annual Information Form contains further details on the financial impact of this transaction;

(b) on February 25, 2002, also in accordance with the Restructuring Plan, the Corporation disposed of its interest in Bigtree.com Ltd (Bigtree). The Corporation received $19,500 to settle all loans receivable, $22,900 for reimbursed expenses and an option to earn a percentage of Bigtree's future earning for one year, up to $80,500. During the third quarter of 2002, Points determined this $80,500 to be unrecoverable. The disposition had minimal impact on the Corporation; and

(c) the Corporation has also wound down the operation of Exponential Entertainment Inc. (ee) and expects to dispose of this interest at the earliest opportunity. The Corporation expects to incur minimal costs related to winding down ee.

ee did not record any revenues for either 2002 or 2001, and ThinOffice did not result in revenues for the Corporation in 2002 and had revenues of $29,280 in 2001.

Points' loss from these discontinued operations amounted to $115,730 for 2002 and $2,163,602 for 2001. As the Corporation does not expect to have further discontinued operations as a result of the focus imposed by the Restructuring Plan, the Corporation does not expect to continue to incur similar losses going forward.

b) Earnings Per Share

The Corporation's basic earnings per share are calculated on the basis of the weighted average number of outstanding common shares for the year, which amounted to 51,656,033 shares at December 31, 2002, compared with 30,997,824 at December 31, 2001. The number of outstanding shares is the result of the issuances described in "Decreasing Shareholder Equity", below.

The Corporation reported a net loss of $0.15 per share for 2002, compared to a net loss of $0.36 for 2001. For 2001 and 2002, the number of fully-diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully-diluted basis). The fully-diluted calculation for both fiscal 2001 and 2002 would have otherwise included issued and outstanding Series A preference shares, Series B warrants and the Employee Stock Option Plan options. Therefore, in accordance with Generally Accepted Accounting Principles, fully-diluted loss per share is deemed to be the same as basic earnings per share. The effect of the USA Transaction (refer to the following "Subsequent Events — Investment by USA Interactive" section for more information) would also be anti-dilutive.

Balance Sheet Discussion

a) 2002 Financing Activity

On February 15, 2002, the Corporation issued 12,000,000 common shares in a private placement for gross proceeds of $3,000,000. A commission of $230,500 was paid and 922,000 broker warrants were issued with an exercise price of $0.25 per share in connection with this private placement.

b) Increase in Cash and Short-Term Assets

At December 31, 2002, the Corporation had a consolidated cash position of $7,341,700, compared with $2,894,380 at December 31, 2001. Current assets at December 31, 2002 were $8,266,699 compared with $3,568,459 at December 31, 2001.

The increase in cash during 2002 was related to the growing operations of Points, including the number of new partners gained and Points Solutions contracted. Management expects to continue to generate growing amounts of cash through Points' operations in 2003, and notes that the April 2003 investment of $15.1 million by USA also increases the Corporation's cash.

c) *Decrease in Total Long-Term Investments and Increase in Intangible Assets*

The Corporation's long-term investments decreased from $171,129 at December 31, 2001 to $151,629 at December 31, 2002. The only remaining long-term investment is related to Points' minority interest in ThinApse Corporation ("ThinApse"). The decrease during 2002 was related to the disposition of investments in minority interests and Partner Companies.

The Corporation reported an increase in intangible assets during 2002, resulting from the acquisition of the minority interest of Points.com Inc. (in relation to the Restructuring Plan). In accordance with the Canadian Institute of Chartered Accountants ("C.I.C.A.") Handbook Section 3062, management will review goodwill or other intangibles for impairment in value.

d) Decrease in Capital Assets and Deferred Finance Charges

The Corporation reported a decrease in capital assets to $1,764,199 at December 31, 2002, from $3,231,535 at December 31, 2001. The decrease was related to the amortization of capital assets during the year. Management expects the carrying amount of capital assets to continue to decrease through the amortization period. The Corporation had deferred finance charges of $410,954 net of amortization in 2002 ($739,717 for 2001). These charges resulted from the issuance of a convertible debenture during 2001, and will be amortized over three years.

e) Increase in Liabilities

Current liabilities at December 31, 2002 were $10,371,715, compared with $3,320,219 at December 31, 2001. The increase was related to increased deposits, deferred revenue, accounts payable and accrued liabilities.

Increased deposits are related to the growth of Points' custom technology solutions business during the year. The provision of custom technology services involves the collection of revenue derived from the sale of loyalty program currencies, a portion of which is remitted at a later date to the related loyalty program partner. As the custom technology business grows, management expects deposit levels to also increase, along with cash reserves. At December 31, 2002, Points had obligations of $1,017,956 related to accounts payable and accrued liabilities (compared to $486,605 in 2001), and $8,946,631 related to deposits (compared to $2,096,865 in 2001), which management expects to continue to grow, along with cash reserves, as the business grows. At December 31, 2002, the Corporation has no long-term obligations related to capital leases.

Total liabilities were $17,554,215 at December 31 2002, compared with $10,282,417 at December 31, 2001, with most of the increase resulting from increased current liabilities as discussed above.

f) Convertible Debt

On March 15, 2001, the Corporation issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, ("CIBC Capital Partners") a senior secured convertible debenture (the "Debenture") in the amount of $6,000,000. $2,000,000 of the principal was due on March 15, 2003 and $4,000,000 was originally due on March 15, 2004. Interest on the Debenture accrues at a rate of 11% per annum. $665,600 of the interest was due on March 15, 2003 with the remaining interest due on March 15, 2004.

The Debenture holder had the right to convert $2,000,000 of the principal plus all accrued interest into 3,809,254 common shares of the Corporation. As well, the Corporation wrote a call option on a portion of its shares of Points.com Inc. which would satisfy the remaining principal and accrued interest.

During 2002, as part of the Restructuring Plan, the terms of the Debenture were amended. The call option on Points.com Inc. shares was terminated and the Debenture holder now has the right to convert the entire principal amount into 18,908,070 common shares of the Corporation; accrued interest ceases to be payable on converted principal. In the event that the Debenture is not converted, the principal of $6,000,000, together with accrued interest at a rate of 11% per annum, is due on March 15, 2004. Accordingly, accrued interest payable of $1,182,500 is included with the Debenture in long-term debt as a non-current liability in the consolidated balance sheet. At the election of the Debenture holder, the term may be extended by up to four one-year periods.

As consideration for restructuring the terms of the Debenture, the Corporation issued to CIBC Capital Partners 250,000 common shares valued at $62,500 and 595,667 warrants, valued at $37,825. As well, the Corporation issued to CIBC Capital Partners one Series One Preferred Share, the terms of which are summarized in Note 8 to the Corporation's 2002 audited financial statements.

In connection with the USA Transaction, CIBC Capital Partners has agreed to waive the repayment of interest on the Debenture in connection with repayment of the principal of the Debenture following a change in control of the Corporation resulting from the exercise of the Warrants issued in the USA Transaction (see "Subsequent Events — *Investment by USA Interactive*" below). *In connection with the USA Transaction, CIBC Capital Partners* has also agreed to suspend its conversion option; if the conversion option is restored and the Debenture is converted, or the Debenture is automatically converted in certain circumstances, the accrued interest on any principal amount so converted ceases to be payable.

The debenture is secured by a general security agreement.

g) Decreasing Shareholder Equity

The deficit in shareholder equity has increased from $1,861,265 at December 31, 2001 to $4,414,195 at December 31, 2002. The increased deficit was related to Points' operating loss during 2002. Management expects the deficit in shareholder equity to shrink as the Points business grows.

The Corporation issued common shares during the fiscal year ended December 31, 2002. A breakdown of the issuance of common shares is as follows:

- 7,286,160 common shares were issued pursuant to an exempt take-over bid, in exchange for the minority interest in the shares of Points.com Inc. that the Corporation did not own;
- *250,000 common shares were issued to the Debenture holder as payment for restructuring its terms;*
- 1,187,290 common shares were issued in exchange for consulting services provided by a director of the Corporation. (This consulting contract expired during 2002.);
- 12,000,000 common shares were issued in a private placement;
- 99,155 common shares were issued at fair market value in exchange for common shares in Points.com Inc. under the exercise of a liquidity put right;
- 250,000 common shares and 1,000,000 common share purchase warrants were issued, at an exercise price of $0.25 per share, to be issued in tranches, pursuant to a strategic affiliation and linking agreement dated February 26, 2002 with an arm's-length party.
- 580,000 common shares were issued in a private placement in consideration of services; and
- 31,000 common shares were issued in a private placement in consideration of property.

Subsequent Events

The following events have occurred since *December 31, 2002:*

a) Agreement with eBay Inc.

On February 21, 2003, Points announced that it had entered into a formal agreement with eBay Inc. ("eBay"). The agreement engages Points to develop a number of solutions for eBay. The new relationship involves Points Solutions including pointscorporate and pointsintegrate. The contract has a term until December 2005, subject to certain exceptions. Points and eBay will announce further information as the solutions launch, expected during the second quarter of 2003.

b) Investment by USA Interactive

On April 11, 2003, Points closed the USA Transaction pursuant to which USA Interactive (through an affiliate of USA created for this purpose) made a Cdn$15.1 million investment in Points.

USA engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com, and Home Shopping Europe and Euvia in Germany. Information & Services includes Ticketmaster, Match.com, uDate, Citysearch, Evite, Entertainment Publications and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network.

USA has built a number of successful interactive properties, and the Corporation believes USA will be a key strategic partner to help deliver growth for Points.

The following is a general summary of the terms of the USA Transaction, although more comprehensive disclosure is contained in the *material change report of the Corporation dated March 21, 2003, all of which is hereby incorporated by reference.*

Under the USA Transaction, Points issued one convertible Series Two Preferred Share and common share purchase warrants (the

"Warrants") for aggregate cash consideration of $15.1 million. The Series Two Preferred Share is convertible, for no additional consideration, into 18,432,427 common shares (19.9% of the common shares of Points (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase price of the Series Two Preferred Share resulting in an effective price per underlying common share of $0.67 and $2.7 million has been allocated to the purchase price of the Warrants. The Warrants are exercisable over three years to acquire up to 55% of the common shares of Points (calculated on an adjusted fully diluted basis) less the number of common shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points current capitalization, the Warrants are exercisable to acquire 72,247,700 common shares at an effective price per common share of $1.04 in year one, $1.17 in year two and $1.30 in year three (resulting in an additional investment by USA in Points, depending on the year of exercise, of up to approximately $74.9 million if fully exercised in year one; $84.2 million if fully exercised in year two or $93.6 million if fully exercised in year three). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

If not previously converted by the holder thereof, the Series Two Preferred Share will be automatically redeemed by Points on March 31, 2013 for an amount (the "Redemption Amount") equal to the greater of $12.4 million plus 7% per annum and the market value of the common shares into which the Series Two Preferred Share then could be converted. The Series Two Preferred Share also is to be redeemed if there is a change of control of Points before the expiry of the Warrants for an amount equal to the greater of (i) 125% of the Redemption Amount and (ii) the greater of the value at the time of the change of control of the common shares into which the Series Two Preferred Share then could be converted and the value on the day prior to public announcement of the change of control transaction of the common shares into which the Series Two Preferred Share then could be converted. Additionally, the Series Two Preferred Share entitles the holder to various rights, including to:

- receive dividends with the holders of common shares on an "as converted" basis;
- vote with the holders of common shares on an "as converted" basis (and, until exercise of the Warrants, to a maximum of 19.9% of the votes that may be cast);
- vote separately as a series with respect to certain material transactions involving Points, and
- elect two members to the Board of Directors of Points and to have one member sit on each committee of the Board of Directors.

Under an investor rights agreement entered into on the closing of the transaction, USA and its affiliates have various rights, including prospectus qualification rights, pre-emptive rights in connection with further issuance of shares, matching rights for change of control transactions, approval rights over certain material transactions and rights to board and board committee representation.

On March 21, 2003 and in connection with the USA Transaction, the Corporation, USA and CIBC Capital Partners entered into a consent and amendment agreement (the "Consent Agreement"). Under the Consent Agreement Points and CIBC Capital Partners agreed that, effective on the closing of the USA Transaction, the Debenture was amended such that (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a change in control of Points resulting from the exercise of the Warrants and (ii) the Debenture will not be convertible so long as the Warrants are outstanding and will not be convertible after the Warrants cease to be outstanding if the CIBC Debenture is repaid within 30 days of the change of control referred to in (i). As a result of the creation of the Series Two Preferred Share as a voting share, the terms of the Series One Preferred Share in the capital of the Corporation are required to be amended to preserve CIBC Capital Partners' rights with respect to the payment of a dividend on the Series One Preferred Share on an acquisition by a third party of voting control of Points. Points has agreed in the Consent Agreement that it will propose this amendment to the terms of the Series One Preferred Share at its next annual shareholders' meeting. Points has also agreed in the Consent Agreement to pay to CIBC Capital Partners an amount equal to the dividend on the Series One Preferred Share in the event that there is a change in voting control of Points and no dividend is payable under the Series One Preferred Share.

The USA Transaction will result in an increase in cash that will be equal to the increase in preferred shares and equity. (The Series One Preferred Share represents $12.4 million in preferred share liability, and the Warrant represents $2.7 million in equity.) For accounting purposes, the preferred share will be presented as a liability and the annual 7% charge will be recorded as a non-cash expense on the income statement.

The impact on earnings per share would be further anti-dilutive (refer to Income Statement Discussion , (b) Earnings Per Share for further explanation).

c) Options issued to employees during 2003

To date during 2003, the Corporation has granted options to acquire 341,500 common shares of the Corporation to employees as part of its employee stock option program.

Risks and Uncertainties

Risk Management

Investing in early-stage Internet-based businesses has a high degree of business risk. In addition to the other information contained in this MD&A, investors should carefully consider the risk factors set out below, and review the trends noted in Section 3.3 of the Corporation s 2002 Annual Information Form, before making an investment decision with respect to the Corporation.

High Dependence on Key Customers

For the year ended December 31, 2002, two key customers represented approximately 76% of the Corporation's gross revenues and three key customers represented approximately 96% of the Corporation's deposits. The inability of the Corporation to maintain and/or renew these relationships, or a material change in a key customers business, could have a material adverse impact on the Corporation's business, operations and prospects.

Competition

The Corporation must compete with a wide range of companies that seek to provide custom technology services, from small companies to large companies. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, decreasing its ability to be competitive and operate as a viable business. The Internet-based market is highly competitive and the failure of the Corporation to be competitive could have a material adverse impact on its business, operations and prospects.

Growth-Related Risks

The Corporation may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Dependence upon Key Personnel

The success of the Corporation is substantially dependent on the services of key members of the management team. Despite the fact that the Corporation maintains "key man" insurance on certain of its officers, the success of the Corporation is dependent upon such key personnel and loss of such management or personnel could adversely affect the Corporation's business, operations and prospects.

Limited Financial Resources

The financial resources of Points are limited, although improved as a result of the USA Transaction, pursuant to which USA made a Cdn$15.1 million investment in the Corporation.

For 2002, Points reported $2,876,504 of cash flows provided by operating activities and deposits held of $8,946,631. Points' ability to pay its liabilities, exploit its opportunities and fund growth could in future be dependent upon its ability to obtain additional financing either by debt, equity or other means.

The ability of the Corporation to arrange such additional financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. The nature of the relationship with USA (including the ability of USA to acquire control of the Corporation, to exercise pre-emptive rights and the right to match third party offers for the Corporation), as discussed herein, may result in difficulties for the Corporation to find new third parties willing to make debt or equity investments in the Corporation.

If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and/or shareholders may suffer additional dilution. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and the repayment of or interest payments upon such debt could have a negative effect on the cash flow of the Corporation. If adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements, or otherwise respond to competitive pressures and remain in business. In addition, the failure to secure additional financing could result in the failure of the Corporation to meet its liabilities as they become due, which would have a materially adverse effect on the Corporation.

Impediments to Material Transactions

Under the investor's rights agreement entered into by the Corporation and USA in connection with the USA Transaction, in the event there is an offer to effect any transaction that could result in any person (or group of persons) other than USA acquiring (a) assets of Points and/or its subsidiaries that are, individually or in the aggregate, material to Points or any of its subsidiaries, or (b) 20% or more the equity of, or voting rights in respect of, Points or any of its subsidiaries, USA is entitled to notice of such transaction and the right to propose a matching transaction. The existence of this matching right in favour of USA will significantly reduce the probability that a third party would propose a transaction in the nature described above and that could otherwise have been beneficial to the Corporation and its shareholders.

Liabilities of Points

As at December 31, 2002, Points had outstanding consolidated current liabilities of $10,371,715 and consolidated total liabilities of $17,554,215, including the Debenture (plus accrued interest of $1,182,500) amended as per "Subsequent Events — Investment by USA Interactive", above and the Series One Preferred Share. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers will be subject with respect to the operations of the Corporation. As a result of the Corporation's efforts to engage people who have experience in the Corporation's area of business, some of the directors and officers have been and will continue to be engaged in other businesses and situations may arise where the directors and officers will be in direct competition or have an interest in parties that conflict with the Corporation. Any such conflicts will be subject to and governed by the law applicable to directors' and officers' conflict of interest, including the procedures prescribed by the Business Corporations Act (Ontario).

Limited Operating History

Points has a brief financial history and has very recently changed its operating objectives by implementing the Restructuring Plan. The Corporation's future success is reliant almost exclusively on its ability to develop new contracts for Points Solutions. There can be no assurance that the Corporation will be successful in developing Points into a profitable corporation.

The Growth and Development of the Internet

The development of the Internet, the level of usage of the Internet, the introduction of new products and services by Points or its competitors may materially affect the Corporation's business, operations and prospects.

Limited Customers

There can be no assurance that Points will be successful in marketing its products to potential retail customers and loyalty program operating partners. Competitors of Points may have long-standing relationships with their customers. As a result, it may be difficult for Points to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners.

Revenues

Operating revenues are derived from contracts for Points Solutions. This includes revenue from custom technology services business, in the form of development fees, maintenance fees and commissions, and revenue from pointsxchange in the form of fees and commissions. Revenue growth is dependent on attracting new partners and customers for the Points business, and in securing continued contracts for its customs services business. Competition or other business factors may have a material adverse effect on the Corporation's business.

Financial Information of Minority Holdings

Financial information for ThinApse contained herein has been obtained from this company and is based on internal financial information provided by ThinApse. No separate review or audit process on this information has been undertaken by the Corporation's auditors. Therefore, the financial information with respect to such minority positions may, once or if audited by the Corporation, vary materially from the information contained herein.

2. Quarterly Information

Points Selected Quarterly Information (Consolidated)
(Prior years restated to reflect the Restructuring Plan)

2002	Q1	Q2	Q3	Q4
Revenue	$ 299,351	$ 427,534	$ 729,467	$ 911,940
Net income (loss) — continuing operations	(1,814,507)	(2,390,069)	(1,725,072)	(1,762,000)
Net income (loss)	(1,930,237)	(2,390,069)	(1,725,072)	(1,762,000)
Net income (loss) per share — continuing operations	(0.04)	(0.05)	(0.03)	(0.03)
Net income (loss) per share	(0.04)	(0.05)	(0.03)	(0.03)

2001	Q1	Q2	Q3	Q4
Revenue	$ 46,384	$ 345,064	$ 302,009	$ 312,515
Net income (loss) — continuing operations	(1,007,987)	(2,575,123)	(1,825,163)	(1,957,359)
Net income (loss)	(1,502,541)	(3,287,526)	(2,571,584)	(3,837,840)
Net income (loss) per share — continuing operations	(0.03)	(0.08)	(0.07)	(0.06)
Net income (loss) per share	(0.05)	(0.11)	(0.08)	(0.12)

3. Liquidity and Capital Resources

Ability to Generate Cash

Points business is expected to generate growing cash flows through the growth of the number of contracts for Points Solutions. In addition, on the closing of the USA Transaction (see Section 6.1, "General - Subsequent Events" for more information), the Corporation received $15.1 million in cash.

Over the longer term, the Corporation expects continued growth in its custom technology services business, and higher rates of growth for its pointsxchange service, although the growth from these services will require some growth in expenses.

The Corporation cannot be assured that revenues generated will be sufficient to meet liabilities as they come due. The Corporation reported positive cash flows provided by operating activities for 2002, and also reported deposits at December 31, 2002 of $8.9 million. In the longer term, if the Corporation is not able to achieve profitability, the failure to obtain additional financing could prevent the Corporation from having sufficient cash flow to fund its ongoing operations.

Liquidity

Revenue is the key indicator of liquidity for Points' operations. Balance sheet indicators of liquidity include cash, accounts receivable and accounts payable. As the Corporation continues to gain contracts for its portfolio of Points Solutions, revenues are expected to grow, resulting in increased cash.

The custom technology solutions activity in particular generates a positive flow of cash. Through arrangements with partner loyalty programs, such as those for pointspurchase and pointscorporate solutions, Points processes transactions involving the online sale of loyalty currencies, and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the resale of loyalty program points, net of the commissions earned, are included in deposits and deferred revenue until ultimately remitted.

Points' cash may not be sufficient to fund operations to profitability, and the Corporation may need to continue to explore options to increase liquidity.

Capital Resources

At December 31, 2002, Points was committed under various capital lease agreements for technology under development whereby it is required to make monthly blended payments of principal and interest of approximately $65,000. At December 31, 2002, the current portion of obligations under capital leases was $407,128.

Other commitments include $1,182,500 related to accrued interest on the $6 million debenture of CIBC, the $6 million debenture, and $9,964,587 related to deposits, deferred revenue, accounts payable and other accrued liabilities. In connection with the USA Transaction, CIBC Capital Partners has agreed to accept repayment without interest within 30 days of any change in control as a result of the exercise of the USA warrants and to waive its conversion right to long as the warrants issued are outstanding and within 30 days thereafter if the Debenture is repaid.

If the Warrants issued in the USA Transaction are exercised in full, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive between approximately $74.9 million and $93.6 million, depending on the year of exercise. *If a change of control occurred on the exercise of the Warrants, the Corporation would be required to repay the $6 million* principal amount of the Debenture, plus pay out any dividend then payable on the Series One Preferred Share (to a maximum of $24 million). In this situation, the Corporation would have sufficient cash to make such payments.

If the Warrants issued in the USA Transaction are not exercised prior to the maturity of the Debenture (and the Debenture is not converted into equity), the Corporation would then be required to repay the $6 million principal amount plus all accrued interest on the Debenture. Interest accrues at $55,000 per month, and totalled $1,182,500 at December 31, 2002. At May 1, 2006, an additional $2,200,000 in interest will have accrued. There is no certainty that the Corporation would have sufficient cash at such time to make such payments.

Trends and Uncertainties

Points has identified trends that could have a material impact on its business. More information is available in the Corporation's 2002 Annual Information Form, available by request of the Corporation, or at www.sedar.com, the website of the Canadian Securities Administrators ("CSA") System for Electronic Document Analysis and Retrieval ("SEDAR").



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management has prepared the information contained in the financial statements and in the Annual Report. Some numbers presented in the financial statements are based on estimates and judgments and it is the responsibility of management for the integrity and fairness of this information. The company has prepared the financial statements according to generally accepted accounting principles. All of the information throughout the Annual Report is consistent with the financial statements.

The company maintains internal control, accounting and administrative procedures to provide reasonable assurance that the financial information is relevant, reliable, accurate and fairly presented.

The Board of Directors is responsible for governance and fair presentation of the financial statements. The Board of Directors accepts this charge and carries out this responsibility primarily through its audit committee.

The Board of Directors appoints the audit committee. All members of the audit committee are outside directors. The committee met with management and auditors before approving the financial statements. The audit committee reports its findings to the Board of Directors and recommends approval of the financial statements by the Board of Directors.

The company's external auditors, Mintz & Partners LLP, have conducted an independent audit of the financial statements in accordance with Canadian generally accepted auditing standards. The external auditors had full and unrestricted access to the audit committee and management.

Robert MacLean
Chief Executive Officer
Points International Ltd.

Stephen Yuzpe
Chief Financial Officer
Points International Ltd.



FINANCIAL STATEMENTS



AUDITORS' REPORT

To the Shareholders of
Points International Ltd.

We have audited the consolidated balance sheets of Points International Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Mintz + Partners LLP

Toronto, Ontario
February 27, 2003

CHARTERED ACCOUNTANTS

POINTS INTERNATIONAL LTD. (formerly Exclamation International Incorporated)
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31	2002	2001
ASSETS		
CURRENT		
Cash and short-term investments (Note 3)	$ 7,341,700	$ 2,894,380
Accounts receivable	267,632	103,180
Prepaids and sundry assets	657,367	570,899
	8,266,699	3,568,459
LONG-TERM INVESTMENTS (Note 4)	151,629	171,129
CAPITAL ASSETS (Note 5)	1,764,199	3,231,535
GOODWILL AND OTHER INTANGIBLES (Note 6)	1,956,539	120,312
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
DEFERRED FINANCE CHARGES	410,954	739,717
	$ 13,140,020	$ 8,421,152

APPROVED ON BEHALF OF THE BOARD:

Robert MacLean
Director

Christopher Barnard
Director

POINTS INTERNATIONAL LTD. (formerly Exclamation International Incorporated)
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31	2002	2001
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 1,017,956	$ 486,605
Deposits	8,946,631	2,096,865
Current portion of obligation under capital leases	407,128	736,749
	10,371,715	3,320,219
OBLIGATION UNDER CAPITAL LEASES (Note 7)	-	305,174
CONVERTIBLE DEBENTURE (Note 8)	7,182,500	6,522,500
NON-CONTROLLING INTEREST (Note 19)	-	134,524
	17,554,215	10,282,417
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 9)	14,361,033	9,532,173
WARRANTS (Note 10)	425,588	-
DEFICIT	(19,200,816)	(11,393,438)
	(4,414,195)	(1,861,265)
	$ 13,140,020	$ 8,421,152

POINTS INTERNATIONAL LTD. (formerly Exclamation International Incorporated)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31	2002	2001
REVENUES		
Points operations	$ 2,308,846	$ 686,194
Interest	59,446	207,744
Appreciation on dilution of investment (Note 19)	-	89,035
Consulting and other	-	22,998
	2,368,292	1,005,971
GENERAL AND ADMINISTRATION	6,941,069	6,168,483
LOSS - Before interest, amortization and other deductions	(4,572,777)	(5,162,512)
Interest on convertible debenture (Note 8)	660,000	522,500
Interest and bank charges	50,071	158,785
Amortization of capital assets, intangible assets and deferred financing costs	2,408,800	1,836,814
	3,118,871	2,518,099
LOSS - Before non-controlling interest and discontinued operations	(7,691,648)	(7,680,611)
NON-CONTROLLING INTEREST	-	314,978
LOSS - From continuing operations	(7,691,648)	(7,365,633)
DISCONTINUED OPERATIONS		
Loss from discontinued operations (Note 20)	(115,730)	(2,163,602)
Loss on disposal of discontinued operations (Note 20)	-	(1,012,043)
Share of loss of disposed significantly influenced investments (Note 4)	-	(658,214)
NET LOSS	(7,807,378)	(11,199,492)
DEFICIT - Beginning of year	(11,393,438)	(193,946)
DEFICIT - End of year	$ (19,200,816)	$ (11,393,438)
LOSS PER SHARE - From continuing operations (Note 11)	$ (0.15)	$ (0.24)
NET LOSS PER SHARE (Note 11)	$ (0.15)	$ (0.36)

POINTS INTERNATIONAL LTD. (formerly Exclamation International Incorporated)
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss from continuing operations	$ (7,691,648)	$ (7,365,632)
Items not affecting cash		
Amortization of capital assets	1,512,887	1,540,242
Amortization of deferred financing costs	328,763	246,572
Amortization of intangible assets	567,150	50,000
Non-controlling interest	-	(314,978)
Appreciation on dilution of investment	-	(89,035)
Shares issued in exchange for services	366,379	200,000
Warrants issued in exchange for services	2,775	-
Interest accrued on convertible debenture	660,000	522,500
	(4,253,694)	(5,210,331)
Changes in non-cash balances related to operations (Note 12)	7,130,198	2,288,111
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,876,504	(2,922,220)
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayment of loans receivable from significantly influenced companies	19,500	26,666
Purchase of capital assets	(45,551)	(1,325,489)
Purchase of intangible assets	(144,774)	(70,312)
Fees paid on acquisition (Note 13)	(139,750)	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(310,575)	(1,369,135)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible debenture	-	6,000,000
Deferred financing costs	-	(986,289)
Repayment of obligations under capital leases	(634,795)	(1,700,390)
Issuance of capital stock, net of share issue costs	2,631,916	965,950
Issuance of capital stock of Points.com Inc.	-	345,413
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	1,997,121	4,624,684
INCREASE IN CASH FROM CONTINUING ACTIVITIES	4,563,050	333,329
CASH FLOWS USED IN DISCONTINUED OPERATIONS	(115,730)	(1,945,634)
INCREASE (DECREASE) IN CASH FROM ALL ACTIVITIES	4,447,320	(1,612,305)
CASH AND SHORT TERM INVESTMENTS - Beginning of year	2,894,380	4,506,685
CASH AND SHORT TERM INVESTMENTS - End of year	$ 7,341,700	$ 2,894,380

POINTS INTERNATIONAL LTD. (formerly Exclamation International Incorporated)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. BASIS OF PRESENTATION AND BUSINESS OF THE COMPANY

The accompanying consolidated financial statements of Points International Ltd. (formerly "Exclamation International Incorporated") include the financial position, results of operations and cash flows of the company and its wholly-owned subsidiaries, Exclamation Inc., Points International (U.S.) Ltd. and Points International (U.K.) Limited and its indirect wholly-owned subsidiary, Points.com Inc.

Until November 6, 2001, the company was in the business of investing in early stage Internet based businesses. The company provided initial start-up funds necessary to establish the business and provided management services in any necessary capacity, with the anticipation of divesting its individual holdings. On November 6, 2001, the company entered into a restructuring whereby it disposed of all of its investments in the first quarter of 2002 except Points.com Inc. and completely focused the resources of the company on Points.com Inc.

The company develops technology solutions for the loyalty program industry. Their portfolio of custom solutions facilitates the online sale and exchange of miles, points and currencies for a number of major loyalty programs.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 2002 and 2001 and the revenues and expenses reported for the years then ended. Actual results may differ from those estimates.

b) Revenue recognition

Revenues from transaction processing are recognized as the services are provided under the terms of related contracts. Membership fees received in advance for services to be provided over a future period are recorded as deferred revenue and recognized as revenue evenly over the term of service. Related direct costs are also recognized over the term of the membership.

Revenues from the sales of loyalty program points are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("C.I.C.A."), "Reporting Revenue Gross as a Principal Versus Net as an Agent", when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of loyalty program points, net of the commissions earned, are included in deposits in the attached consolidated balance sheet until remitted.

Nonrefundable partner sign-up fees with no fixed term, and for which the company is under no further obligations, are recognized as revenue when received.

Custom web site design revenues are recorded on the percentage-of-completion basis.

c) Cash and short-term investments

Cash includes amounts on deposit at the company's bank and amounts held for the company by a third party credit card processor. Such amounts represent a reserve in respect of purchases of miles/points.

Short-term investments are accounted for at the lower of cost and net realizable value.

d) Capital assets

Capital assets are recorded at cost less accumulated amortization. Rates and basis of amortization applied by the company to write-off the cost of the capital assets over their estimated useful lives are as follows:

Furniture and equipment	20% declining balance basis
Computer equipment	30% declining balance basis
Software	30% straight-line basis
Technology costs	straight line over 3 years
Technology costs under capital lease	straight line over 3 years
Leasehold improvements	straight line over 5 years

Technology costs are capitalized in accordance with Section 3061 ("Property, Plant and Equipment") and EIC Abstract 118 ("Accounting for Costs Incurred to Develop a Web Site"), of the C.I.C.A. Handbook.

e) Intangible assets

Effective January 1, 2002, the company adopted Section 3062 ("Goodwill and Other Intangible Assets") of the C.I.C.A. Handbook. The effect of this was to reclassify $50,000 of goodwill, representing the value of the public listing, to intangible assets. Since the public listing has an indefinite life, no further amortization will be recorded.

Patents and trademarks will be amortized over a period of three years commencing when the patents have been granted, expected to be in fiscal 2003.

Acquired technology, representing the excess of the cost over the values attributed to the underlying net assets of the acquired shares of Points.com Inc. (Note 13), will be amortized on a straight-line basis over a period of three years.

If the company determines that there is permanent impairment in the value of the unamortized portion of the intangible assets, as future earnings will not be realized as projected, an appropriate amount of unamortized balance of intangible assets will be charged to income as an "impairment charge" at that time.

f) Long-term investments

Investments in shares of companies over which the company exercises significant influence are accounted for using the equity method.

Investments in shares of companies over which the company does not exercise significant influence are accounted for using the cost basis.

The company reviews all of its long-term investments regularly and provides for any decline in the value of the investment to the estimated net recoverable amount.

g) Deferred finance charges

Charges incurred in respect of financing are deferred and charged to income on a straight-line basis over three years. Deferred finance charges represent legal and other related fees incurred to obtain the financing described in Note 8.

h) Capital leases

Leases which transfer substantially all of the benefits and risks of ownership of the property to the company are treated as an acquisition of an asset and an obligation.

i) Dilution of investments

Gains arising from third parties acquiring an interest in the company's investees are shown in the attached consolidated statement of operations as an appreciation on dilution of investment.

j) Costs of raising capital

Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

k) Translation of foreign currency

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items. Income and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are included in earnings.

The results of foreign operations which are financially and operationally integrated with the company are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year-end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average rate of exchange for the year. Exchange gains or losses on translation are charged to income.

l) Income taxes

The company follows the asset and liability approach to accounting for income taxes.

The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the year.

Current income taxes payable differ from the total tax provisions as a result of changes in taxable and deductible temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet.

m) Non-controlling interest

Non-controlling interest in the attached consolidated balance sheet represented third party interests in subsidiaries' net assets at the time of the investment by third parties as well as the interest of third party shareholders in the net income of any subsidiaries that were not wholly-owned.

n) Non-monetary transactions

Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830 ("Non-monetary Transactions") of the C.I.C.A. Handbook.

o) Earnings per share

During the 2001 fiscal year, the company adopted Section 3500 ("Earnings per Share") of the C.I.C.A. Handbook, which directs that the treasury stock method be used to account for options and warrants.

p) Stock-based compensation

Effective January 1, 2002, the company adopted Section 3870 ("Stock-Based Compensation and Other Stock-Based Payments") of the C.I.C.A. Handbook. As permitted by Section 3870, the company has applied this change prospectively for new awards granted on or after January 1, 2002. In periods prior to January 1, 2002, the company recognized no compensation when stock options or warrants were issued to employees or non-employees.

Employees

The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Pro-forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost, are provided.

Non-employees

For stock-based compensation issued to non-employees, the company recognizes an asset or expense based on the fair value of the equity instrument issued.

3. SHORT-TERM INVESTMENTS

Cash and short-term investments include a guaranteed investment certificate of $37,159 maturing on January 14, 2003 bearing interest at 1% and a short-term U.S. note of US$1,367,097 (CAD$2,156,732) maturing on January 7, 2003.

4. LONG-TERM INVESTMENTS

The company's investments, that are not consolidated in the attached financial statements, are:

	2002	2001
Bigtree.com Ltd.	$ -	$ 19,500
ThinApse Corp.	151,629	151,629
	$ 151,629	$ 171,129

a) The individual investments consist of:

(i) Bigtree.com Ltd.

	2002	2001
Loans receivable (Note 4(c))	$ -	$ 19,500
Shares at cost	-	49
Accumulated share of income	-	184,063
Accumulated amortization of purchased goodwill	-	(184,112)
	$ -	$ 19,500

As described in Note 20, the company disposed of its 49% equity investment in Bigtree.com Ltd. during the year for $19,500.

(ii) ThinApse Corporation

- 12% interest, cost basis

	2002	2001
Shares at cost	$ 151,629	$ 151,629

The share component of these investments have options and warrants attached. No value has been assigned to these options and warrants or any other interest attached to the long-term investments.

b) As all of the significantly influenced investments were discontinued during fiscal 2001 as part of the restructuring described in Note 20, the share of income of (loss from) significantly influenced investments is included as part of results of discontinued operations and for 2001 is comprised as follows:

	2002	2001
Bigtree.com Ltd.		
Share of (loss) income	-	(358,740)
Write-off of accounts receivable	-	(90,989)
Writedown of loans receivable	-	(208,485)
	$ -	$ (658,214)

c) The loans receivable included in (a), above were as follows:

	2002	2001
(i) Bigtree.com Ltd.	$ -	$ 106,668
(ii) Bigtree.com Ltd.	-	49,000
(iii) Bigtree.com Ltd.	-	50,000
(iv) Bigtree.com Ltd.	-	22,317
	-	227,985
Less: Writedown to net realizable value	-	(208,485)
	$ -	$ 19,500

The loans were written down in 2001 to the net realizable value which was recovered in 2002.

5. CAPITAL ASSETS

2002	Cost	Accumulated Amortization	Net Carrying Amount
Furniture and equipment	$ 237,277	$ 97,753	$ 139,524
Computer equipment	236,098	138,086	98,012
Software	330,431	196,131	134,300
Technology costs	948,372	631,011	317,361
Technology costs under capital lease	2,969,694	1,979,796	989,898
Leasehold improvements	191,804	106,700	85,104
	$ 4,913,676	$ 3,149,477	$ 1,764,199

2001	Cost	Accumulated Amortization	Net Carrying Amount
Furniture and equipment	$ 235,303	$ 63,119	$ 172,184
Computer equipment	236,098	96,080	140,018
Software	317,633	99,136	218,497
Technology costs	917,592	320,017	597,575
Technology costs under capital lease	2,969,694	989,898	1,979,796
Leasehold improvements	191,804	68,339	123,465
	$ 4,868,124	$ 1,636,589	$ 3,231,535

Included in computer equipment is $88,353 (2001 - $126,219) of assets under capital lease (Note 7).

6. INTANGIBLE ASSETS

	Cost	Accumulated Amortization	*Net Carrying Amount* 2002	2001
Public status	$ 150,000	$ 100,000	$ 50,000	$ 50,000
Patents and trademarks	215,086	-	215,086	70,312
Acquired technology (Note 13)	2,258,603	567,150	1,691,453	-
	$ 2,623,689	$ 667,150	$ 1,956,539	$ 120,312

During fiscal 2001, $826,847 of goodwill, net of $404,917 of accumulated amortization, was written off as part of the loss on disposal of discontinued operations as follows:

	Cost	Accumulated Amortization	Net
ThinOffice Inc. (Note 20)	$ 205,000	$ 93,933	$ 111,067
Exponential Entertainment Inc. (Note 20)	621,847	310,984	310,863
	$ 826,847	$ 404,917	$ 421,930

7. OBLIGATION UNDER CAPITAL LEASES

The company is committed under various capital lease agreements for technology development whereby it is required to make monthly blended payments of principal and interest of approximately $65,000. The remaining balance is due in fiscal 2003.

8. CONVERTIBLE DEBENTURE

On March 15, 2001, the company issued a convertible debenture in the amount of $6,000,000. The original terms contemplated that $2,000,000 of the principal would be due on March 15, 2003 and $4,000,000 would be due on March 15, 2004. Interest accrued at a rate of 11% per annum. $665,600 of the interest was due on March 15, 2003 with the remaining interest due on March 15, 2004. In addition, the debenture holder had the right to convert $2,000,000 of the principal plus all accrued interest into 3,809,254 common shares of the company. As well, the company wrote a call option on a portion of its shares of Points.com Inc. which would satisfy the remaining principal and accrued interest.

During fiscal 2002, as part of the restructuring described in Note 13, the terms of the debenture were amended. The debenture holder has the right to convert the principal plus all accrued interest into 18,908,070 common shares of the company. In the event that the debenture is not converted, the principal of $6,000,000, together with accrued interest at a rate of 11% per annum, is due on March 15, 2004. Accordingly, accrued interest payable of $1,182,500 (2001 - $522,500) is included with the convertible debenture as a non-current liability in the attached consolidated balance sheet. At the election of the debenture holder, the term may be extended by up to four one-year periods. The debenture is secured by a general security agreement.

As consideration for restructuring the terms, the company issued to the debenture holder 250,000 common shares valued at $62,500 (Note 9(vii)) and 595,667 warrants, valued at $37,825 (Note 10(d)). As well, the company issued to the debenture holder one Series One non-voting preferred share (Note 9). In the event of the liquidation, dissolution or winding-up of the company or other distribution of assets of the company for the purpose of winding-up its affairs prior to either (i) conversion into common shares of greater than $2,000,000 of the $6,000,000 principal amount of the convertible debenture or (ii) repayment in full of the convertible debenture, the holder of the Series One preferred share shall be entitled to (a) receive from the assets of the company $4,000,000 before any amounts shall be paid to the holders of any common or other shares ranking junior to the Series One preferred share and (b) share pro rata (on the basis that the Series One preferred share shall represent that number of common shares into which the convertible debenture is then convertible) with the holders of all other participating shares in further distributions from the assets of the company to an aggregate maximum of $20,000,000 in addition to the sum specified in (a).

The Series One preferred share is entitled to a dividend in the event of specified change of control transactions which dividend is approximately equal to the liquidation preference of such share. The Series One preferred share will automatically convert into one common share immediately following the earliest of (i) repayment in full of the convertible debenture, (ii) conversion into common shares of greater than $2,000,000 of the $6,000,000 principal amount of the convertible debenture and (iii) the payment in full of a dividend on the Series One preferred share.

In connection with the finalization of the investment in the company described in Note 22(b), the holder of the convertible debenture has agreed to accept repayment without interest within 30 days of any change in control as a result of the exercise of the warrants and to waive its conversion right so long as the warrants issued as described in Note 22(b) are outstanding and within 30 days thereafter if the debenture is paid.

9. CAPITAL STOCK

Authorized

Unlimited	common shares
Unlimited	Series A preference shares, convertible into one common share and one-half of one Series B common share purchase warrant
1	Series One preference share, convertible into one common share, non-voting

Issued

The balance of capital stock is summarized as follows:

	2002	2001
Common shares	$ 14,361,032	$ 9,532,173
Series One preference share	1	-
Series A preference shares	-	-
	$ 14,361,033	$ 9,532,173

Common shares	Number	Amounts
Balance December 31, 2000	25,918,913	$ 6,881,457
Issued on completion of reverse takeover (i)	722,049	-
Issued on conversion of Series A preference shares	3,443,000	1,484,766
Issued in private placement (ii)	625,000	325,000
Issued on exercise of options (iii)	1,118,750	223,750
Issued on exercise of Series B warrants (iv)	500,000	375,000
Issued on exercise of options (v)	85,000	42,200
Issued in exchange for legal fees (vi)	400,000	200,000
Balance December 31, 2001	32,812,712	9,532,173
Issued on acquisition of Points.com Inc. shares (vii)	7,536,160	1,884,040
Issued in exchange for consulting services (viii)	1,187,290	151,379
Issued in private placement (ix)	12,000,000	3,000,000
Issued on exercise of options	99,155	2,178
Issued in exchange for services (x)	861,000	215,000
	54,496,317	14,784,770
Less: share issue costs		423,738
Balance December 31, 2002	54,496,317	$ 14,361,032

Series One preference shares	Number	Amounts
Issued on restructuring of convertible debenture (Note 8)	1	$ 1

Series A preference shares		
Balance December 31, 2000	3,443,000	$ 1,484,766
Converted to common shares	(3,443,000)	(1,484,766)
Balance December 31, 2001 and 2002	-	$ -

(i) On January 1, 2001, the remaining 577,638 shares of Exclamation Inc. not tendered at the time of the reverse takeover (February 1, 2000) were exchanged for 722,049 common shares of the company.

(ii) 625,000 common shares were issued in a private placement at $0.52 per share.

(iii) 1,118,750 options previously issued to employees and directors were exercised at $0.20 per share.

(iv) 500,000 Series B common share purchase warrants, issued in connection with the Series A preference shares, were exercised at $0.75 per share.

(v) 85,000 options ("agent options"), issued in connection with the company's initial public offering, were exercised at $0.50 per share.

(vi) 400,000 common shares were issued in exchange for legal fees of $200,000, which were valued based on the agreed amount of the expenditure. During fiscal 2001, $52,549 was applied against legal fees incurred, with the remainder applied against legal fees incurred in fiscal 2002.

(vii) On February 8, 2002, the company completed its restructuring described in Note 13 and issued 7,286,160 common shares in exchange for the remaining 5.9% interest in Points.com Inc. The company issued an additional 250,000 common shares to the holder of the debenture described in Note 8 as compensation for renegotiating the terms.

(viii) The company issued 1,187,290 common shares in exchange for consulting services provided by a director of the company. These services were provided under a contract that expired in 2002.

(ix) The company issued 12,000,000 common shares in a private placement at $0.25 per share. 922,000 warrants, valued at $53,476 (Note 10) and a commission of $230,500 was paid in connection with this private placement.

(x) 611,000 common shares were issued to pay off outstanding accounts payable of $152,500 and 250,000 common shares were issued in exchange for marketing services of $62,500.

10. OPTIONS AND WARRANTS

a) Stock option plan

The company has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the share on the day of grant. The company has authorized a total of 5,131,900 shares for issuance under this plan. The options vest over a three-year period and expire five years from the grant date.

b) Stock options

	2002		2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning of year	4,248,400	$ 0.52	4,720,900	$ 0.44
Granted	1,553,357	0.27	671,250	0.56
Exercised	-	-	(1,118,750)	0.20
Forfeited	(669,857)	0.66	(25,000)	0.63
End of year	5,131,900	$ 0.43	4,248,400	$ 0.52
Exercisable at end of year	3,555,176	$ 0.47	1,689,695	$ 0.34

In addition, as described in (c) below, as a result of rights previously granted to holders of options in Points.com Inc., up to 6,965,136 shares could be issued should all of the put options attached to these be exercised.

	Options outstanding			Options exercisable	
Range of exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$0.20 to $0.49	2,132,250	3.15	$ 0.24	1,579,800	$ 0.24
$0.50 to $0.99	2,749,650	2.44	0.52	1,608,876	0.51
$1.00 and over	250,000	2.84	1.00	166,500	1.00

c) Stock options of Points.com Inc.

In addition to the stock options described above, Points.com Inc., the company's indirect wholly-owned subsidiary, previously issued and, therefore, has outstanding stock options. The options outstanding are as follows:

	2002		2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning of year	4,868,238	$ 0.49	4,598,738	$ 0.27
Granted	-	-	359,500	3.46
Exercised	(39,600)	0.06	-	-
Forfeited	(750,857)	2.91	(90,000)	0.56
End of year	4,077,781	$ 0.03	4,868,238	$ 0.49
Exercisable at end of year	3,361,617	$ 0.03	2,469,764	$ 0.45

c) Stock options of Points.com Inc. (continued)

Range of exercise prices	Options outstanding: Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable: Number of options	Weighted average exercise price
$0.01 to $0.49	4,077,781	2.31	$ 0.03	3,361,617	$ 0.03
$0.50 to $0.99	-	-	-	-	-
$1.00 and over	-	-	-	-	-

The holders of 2,781,715 options (all with strike prices at or below $0.055 per share) have been granted the right to put to the company the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the company. The company has used a ratio of 2.5039 common shares per Points.com Inc. common share (equivalent to 6,965,136 common shares) for this purpose.

Subsequent to year end, as described in Note 22, 143,200 options were exercised.

The remaining 1,152,866 options in Points.com Inc. have not been granted a put right. The company has applied for regulatory approval to grant this put right to these option holders as well. Therefore, the number of shares of the company issuable on the exercise of put rights on all of the above options could be up to 9,852,000.

d) Warrants

	2002 Number of Options	2002 Weighted Average Exercise Price	2001 Number of Options	2001 Weighted Average Exercise Price
Beginning of year	-	$ -	4,967,250	$ 0.74
Granted	7,056,116	0.25	-	-
Exercised	-	-	(585,000)	0.71
Forfeited	-	-	(4,382,250)	0.74
End of year	7,056,116	$ 0.25	-	$ -
Exercisable at end of year	6,036,116	$ 0.25	-	$ -

Range of exercise prices	Warrants outstanding: Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Warrants exercisable: Number of options	Weighted average exercise price
$0.20 to $0.49	7,056,116	1.94	$ 0.25	6,036,116	$ 0.25
$0.50 to $0.99	-	-	-	-	-
$1.00 and over	-	-	-	-	-

e) Warrants of Points.com Inc.

The company's indirect wholly-owned subsidiary, Points.com Inc., has issued or committed to issue 8,930,633 warrants to airline partners with expiry dates between March 28, 2006 and April 1, 2007. Each warrant entitles the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96. The exercise of these warrants would dilute the company's interest in Points.com Inc. by 24%.

f) Fair value

The weighted-average grant-date fair value of stock options granted to employees and directors during 2002 has been estimated at $0.06 using the Black-Scholes option-pricing model. For purposes of pro-forma disclosures, the estimated fair value of the options granted after January 1, 2002 is amortized to expense over the options' vesting periods. The company's pro-forma net income (loss) under Canadian generally accepted accounting principles would be reduced by $27,000 for the year ended December 31, 2002. Basic earnings (loss) per share figures would not have changed. The pricing model assumes weighted-average risk-free interest rates of 4.5%, weighted-average expected dividend yields of nil, weighted-average expected common stock price volatility of 12.88% and a weighted-average expected life of 5 years.

The weighted-average grant-date fair value of warrants granted during 2002 has been estimated at $0.06 using the Black-Scholes option-pricing model. The pricing model assumes weighted-average risk-free interest rates of 4.5%, weighted-average expected dividend yields of nil, weighted-average expected common stock price volatility of 12.88% and a weighted-average expected life of 3.5 years.

7,056,116 warrants were issued to non-employees during the year and have been recorded in the attached consolidated financial statements at their fair value of $425,588. 5,042,116 warrants, valued at $369,337, were issued in connection with the restructuring described in Note 13 and have been recorded as part of acquired technology. 922,000 warrants, valued at $53,476, were issued in connection with the private placement described in Note 9(ix) and have been recorded as share issue costs. The remaining 1,092,000 warrants, valued at $2,775, were issued in connection with various services and have been recorded as an expense.

11. EARNINGS PER SHARE

a) Basic earnings (loss) per share

Earnings (loss) per share are calculated on the basis of the weighted average number of common shares outstanding for the year which amounted to 51,656,033 shares (2001 - 30,997,824).

b) Fully-diluted earnings per share

The number of fully-diluted shares outstanding has not been computed as the effect would be anti-dilutive.

12. STATEMENT OF CASH FLOWS

a) Changes in non-cash balances related to operations are as follows:

	2002	2001
(Increase) decrease in accounts receivable	$ (164,452)	$ 119,980
Increase in prepaids and sundry assets	(86,468)	(169,362)
Increase in accounts payable and accrued liabilities	531,352	240,628
Increase in deposits	6,849,766	2,096,865
	$ 7,130,198	$ 2,288,111

b) Supplemental information

Interest and taxes

Interest of $50,071 (2001 - $158,785) was paid during the year. Interest of $59,446 (2001 - $266,744) was received during the year. No income taxes have been paid.

Non-cash transactions

Non-cash transactions in 2002 were as follows:

(i) Shares of Points.com Inc. were acquired in exchange for shares of the company valued at $1,821,540 and warrants valued at $331,512. Fees associated with this transaction valued at $100,325 were also settled in exchange for shares and warrants (Note 13);

(ii) Consulting fees of $151,379 were paid by the issuance of shares (Note 9(viii));

(iii) Share issue costs were paid by the issuance of warrants with a fair value of $53,476 and advertising costs were paid by the issuance of warrants with a fair value of $2,775 (Note 10);

(iv) Marketing services of $62,500 were paid by the issuance of shares and are being expensed over a one-year period ((Note 9(x));

(v) Other accounts payable of $152,500 were settled with shares of the company ((Note 9(x));

(vi) $31,315 of airmiles, received in exchange for hosting services provided, were valued at the purchase price of the miles. These were recognized as a charge to prepaid expenses and included in revenue. The expense will be recognized as the airmiles are used.

(vii) Interest of $660,000 was accrued on the convertible debenture (Note 8).

Non-cash transactions in 2001 were as follows:

(i) Legal fees of $200,000 were paid by the issuance of shares of the company (Note 9(vi));

(ii) Technology costs, with an original carrying value of $1,115,134, were acquired by way of capital leases;

(iii) $35,000 of airmiles, received in exchange for services provided, were valued at the purchase price of the airmiles. These were recorded as a charge to prepaid expenses and included in revenue. The expense will be recognized as the airmiles are used; and

(iv) Shares of Points.com Inc. were issued in exchange for legal fees valued at $102,000. These are included in "non-controlling interest" in the attached consolidated balance sheet and "appreciation on dilution of investment" in the attached consolidated statement of operations.

v) Interest of $522,500 was accrued on the convertible debenture (Note 8).

c) Cash and short-term investments consists of:

	2002	2001
Cash	$ 3,845,470	$ 1,241,560
Short-term investments (Note 3)	2,193,891	1,652,820
Cash held by credit card processor	1,302,339	-
	$ 7,341,700	$ 2,894,380

13. ACQUISITION

On February 8, 2002, the company received regulatory approval to proceed with a restructuring in which it acquired the 5.9% interest in Points.com Inc. it did not already own and discontinued all of its other operations (Note 20). To acquire the remaining common and Class C shares and outstanding broker warrants of Points.com Inc., the company issued 7,286,160 common shares, valued at $1,821,540 (Note 9(vii)) and 4,446,453 share purchase warrants with an exercise price of $0.25, valued at $331,512 (Note 10).

595,667 share purchase warrants with an exercise price of $0.25, valued at $37,825, were issued to acquire existing warrants of Points.com Inc. 250,000 common shares, valued at $62,500, were issued to the debenture holder, described in Note 8, in consideration for the restructuring. Legal fees of $139,750 were incurred with respect to the restructuring.

The total consideration given up in respect of this transaction was $2,393,127. $134,524 was allocated to non-controlling interests with the excess, $2,258,603, allocated to the cost of acquired technology (Note 6).

14. FINANCIAL INSTRUMENTS

The company's significant financial assets and liabilities are cash, short-term investments and convertible loans which are substantially stated at fair value. Interest rates, maturities and security affecting the currency, interest and credit risk of the company's financial assets and liabilities have been disclosed in Notes 3, 7, 8 and 12.

15. INCOME TAXES

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:

	2002	2001
Income tax recovery at statutory rate	$ (3,017,000)	$ (5,032,000)
Share of income of significantly influenced investments for which there is no tax effect	-	248,000
Amortization of intangible assets for which there is no tax effect	567,000	142,000
Gain on dilution for which there is no tax effect	-	(39,000)
Losses for which no benefit has been recorded	2,450,000	4,681,000
Net income tax recovery	$ -	$ -

The company has non-capital losses carry-forward for income tax purposes in the amount of $15,833,000 *which may* be applied against future years' taxable income. The losses may be used to reduce future years' taxable income and expire approximately as follows:

2005	$ 179,000
2006	$ 604,000
2007	$ 2,662,000
2008	$ 6,659,000
2009	$ 5,729,000

The nature and tax effects of the temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities are as follows:

Future income tax assets are comprised of:

	2002	2001
Losses carried forward	$ 6,114,000	$ 4,273,000
Capital assets	964,000	563,000
Share issue costs	492,000	477,000
	7,570,000	5,313,000
Valuation allowance	(6,980,000)	(4,723,000)
Net future income tax asset	$ 590,000	$ 590,000

16. RELATED PARTY TRANSACTIONS

The following are the transactions and balances with related parties:

a) Accounts receivable include $nil (2001 - $29,883) due from companies in which the company has a significant influence investment. The amount arose from expenses paid on behalf of the investees and services provided to the investees made in the *normal course of operations and accounted for at normal trade terms.*

b) Prepaids and sundry assets include a loan of $50,000 (2001 - $75,000) plus accrued interest due from a director of the company. The loan bears interest at the prescribed rate. $25,000 of the loan, plus accrued interest, was forgiven in the current year with the remainder, including accrued interest, to be forgiven evenly over the next two years.

c) Revenues include $nil (2001 - $29,180) of consulting fees and interest earned from companies in which the company has a significant influence investment made in the normal course of operations, accounted for at normal trade terms and valued based on negotiations between the company and the investees.

d) In fiscal 2001, certain directors exercised stock options at $0.20 per share (Note 9(iii)).

e) Consulting fees paid under an agreement expiring in 2002 of $151,379 were paid to a director and shareholder of the company and settled by the issuance of 1,187,290 common shares of the company (Note 9(viii)). This has been accounted for at normal trade terms and valued based on the fair value of the shares given up.

f) As described in Note 20, the company sold its shares of Exclamation Europe S.A. to a shareholder and director of the company for $2.

17. COMMITMENTS

The company is obligated under various operating leases for premises, equipment and service agreements for web hosting services expiring through 2005 to aggregate annual rentals as follows:

2003	$ 874,000
2004	$ 910,000
2005	$ 413,000

18. SEGMENTED INFORMATION

a) Reportable segments

In fiscal 2001, the company discontinued all of its operations except those of Points.com Inc. The company's business, therefore, is carried on in the industry of loyalty program asset management. The attached consolidated balance sheet as at December 31, 2002 and 2001 and consolidated statement of operations for the years then ended present the financial position and results of operations of this segment. All other activities are presented as discontinued operations.

Accordingly, the company had only one operating segment in each of 2002 and 2001 whose operating results were regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available.

b) Enterprise-wide disclosures - Geographic information

$1,931,723 (2001 - $649,255) of the company's revenues were generated in the U.S., with the remaining revenues generated in Canada.

At December 31, 2002 and 2001, all of the company's assets were in Canada.

19. APPRECIATION ON DILUTION OF INVESTMENT

The company has recognized the following gains:

	2002	2001
Points.com Inc.	$ -	$ 89,035

In fiscal 2001, Points.com Inc. issued 34,343 common shares and 64,910 convertible Class C shares from treasury in a private placement for net proceeds of $345,413. The company's ownership interest in Points.com Inc. was diluted from 94.3% to 94.1%. Accordingly, the company recorded an accounting gain arising from this dilution of $89,035.

Non-controlling interest consisted of:

	2002	2001
Issuance of Points.com Inc. shares to third parties	$ -	$ 449,502
Share of loss of Points.com Inc.	-	(314,978)
	$ -	$ 134,524

In 2002, as described in Note 13, the company acquired the remaining shares of Points.com Inc. and allocated $134,524 of the purchase price to the non-controlling interest.

20. DISCONTINUED OPERATIONS

During the fourth quarter of the year ended December 31, 2001, the company adopted a formal plan of disposal of Exclamation Europe S.A., ThinOffice Inc. and Exponential Entertainment Inc. On February 25, 2002, as part of the restructuring, the company signed an agreement to dispose of its interest in Bigtree.com Ltd.

Prior to December 31, 2001, the company sold its entire interest in Exclamation Europe S.A. to a shareholder and director of the company for $2.

In 2002, the company sold its entire interest in ThinOffice Inc. to an employee of ThinOffice Inc. for $2 and an option to acquire 15% of ThinOffice Inc. No value has been assigned to this option.

The company still owns the shares of Exponential Entertainment Inc. but the entity has ceased all operations.

None of the above entities recorded any revenues for either fiscal 2002 or fiscal 2001, with the exception of ThinOffice Inc., which recorded revenues of $29,280 in fiscal 2001.

The loss from discontinued operations is comprised as follows:

	2002	2001
Net loss from Thinoffice Inc.	$ 110,730	$ 1,214,167
Net loss from Exponential Entertainment Inc.	5,000	349,695
Net loss from Exclamation Europe S.A.	-	323,414
Amortization of goodwill related to Exponential Entertainment Inc.	-	207,284
Amortization of goodwill related to Bigtree.com Ltd.	-	69,042
	$ 115,730	$ 2,163,602

The loss on disposal of discontinued operations is comprised as follows:	2002	2001
Net assets of ThinOffice Inc., including $111,067 of goodwill (Note 6)	$ -	$ 663,991
Net assets of Exponential Entertainment Inc.	-	36,231
Net assets of Exclamation Europe S.A.	-	958
Goodwill related to Exponential Entertainment Inc. (Note 6)	-	310,863
	$ -	$ 1,012,043

21. ECONOMIC DEPENDENCE

Approximately 77% (2001 - 73%) of the company's revenues are from its two largest customers. In addition, 91% (2001 - 95%) of the company's deposits are due to these two customers.

22. SUBSEQUENT EVENTS

a) On February 17, 2003, 306,000 options were granted under the company's stock option plan to purchase shares at an exercise price of $0.22. On February 28, 2003, 10,000 options were granted under the company's stock option plan to purchase shares at an exercise price of $0.28. These options vest over a three-year period and expire five years from the grant date.

Also, subsequent to year-end, 143,200 options in Points.com Inc. were exercised at a weighted average exercise price of $0.02 per share and put to the company for 2.5039 common shares per Points.com Inc. common share (Note 10(c)).

b) Subsequent to year end, the company entered into an agreement, subject to regulatory and other approvals, with USA Interactive. In connection with this agreement, the company, in return for an investment of $15,100,000, has agreed to create and issue one convertible preferred share with a value of $12,400,000 and common share purchase warrants with a value of $2,700,000.

The preferred share is convertible for no additional consideration into 18,432,427 common shares. The effective price per underlying common share is approximately $0.67 subject to an anti-dilution adjustment.

The warrants are exercisable over three years to acquire up to 55% of the common shares of the company (on an adjusted fully diluted basis) less the number of common shares issuable or issued on conversion of the preferred share. The effective price per common share (assuming no changes in the share capital of the company but after giving effect to the issuance of the preferred share and the warrants) is $1.04 in year one, $1.17 in year two and $1.30 in year three.

The preferred share is redeemable by the company on March 31, 2013 for an amount equal to the greater of $12,400,000 plus 7% per annum and the market value of the common shares into which the preferred share could then be converted. The preferred share will also be redeemed if there is a change of control before the expiry of the warrants for an amount equal to the greater of:

(i) 125% of $12,400,000 ($15,500,000) plus 7% per annum, and;

(ii) the greater of the value of the common shares into which the preferred share then could be converted at the time of the change of control and the value on the day prior to public announcement of the change of control transaction of the common shares into which the preferred share then could be converted.

The preferred share also entitles the holder to receive dividends with the holders of the common shares on an "as converted" basis, vote with the holders of the common shares on an "as converted" basis, vote separately as a series with respect to certain material transactions and elect two members to the board of directors and have one member sit on each committee of the board of directors.

In connection with the finalization of the agreement, the debenture holder has agreed to amend the terms of the convertible debenture as described in Note 8.

23. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified in accordance with the current year's presentation.

CORPORATE INFORMATION

DIRECTORS[2]

Douglas Carty
(Chairman)
Chief Financial Officer, Laidlaw Inc.
Formerly Chief Financial Officer,
Canadian Airlines and Atlas Air

Marc Lavine
(Vice-Chairman)
Former Chief Executive Officer,
Exclamation International Incorporated

Robert MacLean
(Chief Executive Officer)

Christopher Barnard
(President)

Rowland Fleming
Director of a number of public
and private companies
Former President,
Toronto Stock Exchange

Jim Kranias
Consultant

Grant McCutcheon
Partner,
Lawrence & Company Incorporated

Christopher E.M. Payne[1]
(February, 2003)
Managing Director,
CIBC World Markets

John Thompson
Managing Director,
Kensington Capital Partners Limited

AUDIT COMMITTEE

Douglas Carty (Chair)

Marc Lavine

Grant McCutcheon

John Thompson

HUMAN RESOURCES COMMITTEE

Rowland Fleming (Chair)

Christopher Barnard

Jim Kranias

Christopher Payne

Mr. MacLean serves as an observer for both the Audit and Human Resources Committees.

OFFICERS

Robert MacLean
Chief Executive Officer

Christopher Barnard
President

Stephen Yuzpe
Chief Financial Officer
and Corporate Secretary

Darlene Higbee Clarkin
Chief Technology Officer & Vice President,
Information Technology

Bill Thompson
Senior Vice President, Partners

Morley Ivers
Vice President, Business Strategy

Steve Ogden
Vice President,
Product Development

Jerry Philip
Vice President, Business Development

Christine Vandaele
Vice President, Consumer Marketing

Iain Webster
Vice President, Europe,
the Middle East & Africa (U.K. subsidiary)

INVESTOR RELATIONS

Moira Wright (416.596.3257)
moira.wright@points.com

Stephen Yuzpe (416.596.6382)
steve.yuzpe@points.com

Christopher Barnard (416.596.6381)
christopher.barnard@points.com

AUDITORS

Mintz & Partners LLP

EXTERNAL LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP

TRANSFER AGENT

Computershare Trust Company of Canada
(formerly Montreal Trust Company
of Canada)

LISTING

Shares are listed on the TSX Venture Exchange under the symbol PTS

ANNUAL MEETING

June 26, 2003 at 4:30 p.m.
Stock Market Place
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

ADDRESS

Points International Ltd.
134 Peter Street, Suite 300
Toronto, Ontario M5V 2H2
Phone: 416.595.0000
Fax: 416.595.6444
www.points.com

[1] The Board of Directors on December 31, 2002 included Mr. John D. Orr of CIBC Capital Partners. Mr. Orr resigned from the Board on February 28, 2003, and was replaced by Mr. Payne.

[2] During April, 2003, in accordance with a strategic investment by USA Interactive, Points announced that Ms. Anne M. Busquet (president of USA Interactive's Travel Services Group) and a second nominee of USA Interactive (to be determined) would be appointed to the Board.

Points International Ltd.

134 Peter Street, Suite 300

Toronto, Ontario

M5V 2H2

Phone: 416•595•0000

Fax: 416•595•6444

www.points.com